FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 13, 2026

Michael Pawluk

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Hermes Money Market Management Digital Treasury Fund (the “Fund”)

Reserve Shares

1933 Act File No. 033-31602

1940 Act File No. 811-05950

Dear Mr. Pawluk:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on January 23, 2026 with respect to the Registrant’s Post-Effective Amendment No. 270 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 272 under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement with respect to the registration of the above-named Fund filed on December 10, 2025 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement discussed in this letter are fully responsive to the comments and resolve the matters raised.

The Registrant intends to file an amended Registration Statement reflecting the revisions described in this letter, as well as certain other updated information.

COMMENT 1. Prospectus – Risk/Return Summary: What are the Main Risks of Investing in the Fund?

In the risk entitled “Large Shareholder Risk,” the Staff notes disclosure regarding other investment companies or accounts, including those of which the Fund’s investment adviser may have investment discretion. Please confirm this disclosure is accurate or revise as necessary.

RESPONSE:

The Registrant will replace the summary prospectus and statutory prospectus risk disclosure with the following.

Large Shareholder Risk. A significant percentage of the Fund’s shares may be owned or controlled by a large shareholder. Accordingly, the Fund can be subject to the potential for large scale inflows and outflows as a result of purchases and redemptions made by significant shareholders. These inflows and outflows could be significant and, if frequently occurring, could negatively affect the Fund’s net asset value and performance and could cause the Fund to sell securities at inopportune times in order to meet redemption requests.

COMMENT 2. Prospectus – Risk/Return Summary: What are the Main Risks of Investing in the Fund?

The Staff notes that the “Risk Associated with Use of Amortized Cost” disclosure is duplicative. Please delete the duplicative risk disclosure.

RESPONSE: The Registrant will respond as requested.

COMMENT 3. Prospectus – What are the Specific Risks of Investing in the Fund?

The Staff notes the “Additional Factors Affecting Yield” disclosure is included only in the statutory prospectus risk disclosure. Please include a summary of the risk factor in the summary prospectus if this risk is a principal risk of the Fund.

RESPONSE: The Registrant will respond as requested.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8831 or Sheryl.McCall@FederatedHermes.com.

Very truly yours,

/s/ Sheryl L. McCall
Sheryl L. McCall
Senior Paralegal II

Federated Hermes, Inc.